
Mail Stop 4561

October 22, 2009

Jason D. Davis
President and Chief Executive Officer
Blue Moose Media, Inc.
3113 St. Christopher Ct.
Antioch, CA 94509

> **Re:** **Blue Moose Media, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed October 2, 2009**
> **File No. 000-53769**

Dear Mr. Davis:

We have reviewed the above-referenced filing and the related response letter dated October 1, 2009, and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to, they refer to our letter dated September 15, 2009.

Amendment No. 1 to Registration Statement on Form 10-12G

General

1. We refer to page 4 of your response letter. Please be advised that the Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

Item 1. Business, page 2

2. We note your revisions made in response to our prior comment 1 regarding the sale of 20 million shares of your common stock to Adam Krommenhoek. Please revise to discuss the material terms of this transaction. See Item 101(h) of Regulation S-K. In this regard, we reiterate our request that you file any

agreements relating to the change of control as an exhibit. See Item 601(b)(2) of Regulation S-K.

Item 2. Financial Information, page 5

3.   We refer to your revisions made in response to our prior comment 5. Specifically, we note your disclosure that your general and administrative expenses for year end December 31, 2008 were $14,966. Given your statement that you ceased your prior operations in 2007, it is unclear how these expenses were incurred. Please revise to include a detailed discussion of your operations for the last two completed fiscal years. See Item 303(a)(3) of Regulation S-K and Instruction 1 to Item 303(a). In this regard, please revise your business section to include a description of your business during the fiscal year ended December 31, 2008.

Item 10. Recent Sales of Unregistered Securities, page 9

4.   We refer to our prior comment 11 and note that your "Holders" section on page 9 of your amended document continues to reference Section 3(b) of the Securities Act and Rule 147 with regards to unregistered sales of your securities, but you have not provided the information required by Item 701 of Regulation S-K as it pertains to unregistered sales of your securities made pursuant to Rule 147. Please provide the information required by Item 701 of Regulation S-K as it pertains to these unregistered sales, and be sure to include a description of the facts relied upon to make this exemption available. In addition, we remind you that Section 3(b) of the Securities Act is an enabling provision pursuant to which the Commission has adopted exemptive rules.

* * * * *

       Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (435) 688-7318</u>
       Cletha Walstrand, Esq.